SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Family Benefit Life Insurance Company
(Name of Subject Company)

First Trinity Financial Corporation on behalf of
Family Benefit Life Insurance Company
(Name of Person Filing Statement)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

First Trinity Financial Corporation
7633 East 63rd Place, suite 230
Tulsa, Oklahoma 74133

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Craig S. Johnson
304 East High Street
Suite 200
P.O. Box 1670
Jefferson City, Missouri  65102

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is Family Benefit Life Insurance Company, a Missouri corporation ("FBL” or the "Company"). Unless the context indicates otherwise, we use the terms "us," "we," and "our" to refer to the Company. The address of the Company's principal executive office is 812 Madison, Jefferson City, Missouri  65101.  The telephone number of the Company's principal executive office is (573) 636-3181.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, $1.00 par value (the "Shares"). As of September 30, 2011, there were 1,287,640 Shares outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading "Name and Address."

Tender Offer.

        This Schedule 14D-9 relates to the tender offer (the "Offer") by Trinity Life Insurance Corporation, an Oklahoma corporation ("Trinity Life" or “Purchaser”) and a wholly-owned subsidiary of First Trinity Financial Corporation, an Oklahoma corporation ("Parent"), to purchase all of the outstanding Shares, at a purchase price of $11.05 per Share, net to the seller in cash without any interest (the "Offer Price") and less any required withholding taxes, if any. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2011 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal").

        The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC") on November 10, 2011. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated by reference herein. Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) the Offer on November  9, 2011.  The Offer is initially scheduled to expire at 12:00 midnight, Jefferson City, Missouri time, on the night of December 10, 2011.

 The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 7633 East 63rd Place, Suite 230, Tulsa, Oklahoma  74103.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Item 3, the Schedule TO and the Offer to Purchase, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Parent.

Agreement

        The summary of the Agreement contained in Section 11—"The Agreement" and Section 12—"Purpose of the Offer; Plans for the Company" of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—"Certain Conditions of the Offer" of the Offer to Purchase are incorporated herein by reference. The summary of the principal terms of the Agreement in this Schedule 14D-9 and the copy of the Agreement filed as an exhibit to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Agreement.

Representation on the Company Board

        The Agreement provides that Purchaser will be entitled to designate six directors on the Company’s nine-member Board

Office and Staff

   The Agreement provides that Purchaser will maintain the office of FBL at its current location and that the current office, management and staff, operating processes and systems will be retained. The Agreement also provides that FBL’s president will be retained.

Exclusivity

   The Agreement provides that the Company refrain from entertaining offers from or negotiating with third parties that would frustrate the purpose of the Offer.

Confidentiality Agreement

        The Company and Purchaser are parties to a confidentiality letter, dated as of September 14, 2011, pursuant to which Parent agreed to keep confidential and not to disclose confidential information of the Company and its affiliates and subsidiaries delivered or made available to Parent, its affiliates or any of Parent's or its affiliates' officers, directors, employees, counsel, and the consultants, accountants, investment bankers listed therein.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Consideration for Shares Tendered Pursuant to the Offer

        If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of September 30, 2011, the directors and executive officers of the Company and their affiliates beneficially owned, in the aggregate, 157,779 Shares.  If the directors, executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors, executive officers and their affiliates would receive an aggregate of $1,743,457 in cash, without interest, less any required withholding taxes.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Company Board.

        At a meeting of the Company Board held on October 17, 2011, the Company Board (i) unanimously resolved that the Offer is fair to and in the best interests of the Company and the Company's shareholders, and (ii) unanimously recommended that the Company's shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer.

        THE COMPANY BOARD RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Background of the Offer; Reasons for the Company Board's Recommendation.

Background of the Offer

        As part of Family Benefit Life’s ongoing strategic planning process, the Company Board of Directors and members of the Company's senior management have regularly reviewed and evaluated its business and operations, competitive position, and strategic plans with a goal of enhancing stockholder value.

        The Company Board considered these factors, among others, as supporting its recommendation:

• The Company Board's familiarity with the business, operations, properties and assets, financial condition, business strategy, and prospects of the Company (as well as the risks involved in achieving those prospects), industry trends, and economic and market conditions, both on a historical and on a prospective basis;

• the lack of a trading market for the Shares, including the fact that the Offer Price of $11.05 represents a premium over the statutory book value of the Shares on September 30, 2011;

• the attractiveness of a cash offer from Purchaser relative to perceived opportunities and the feasibility of other possible strategic alternatives to enhance long-term shareholder value, including risks and uncertainties attendant to possible future acquisitions;

• the fact that the payment of the Offer Price will be funded by Purchaser out of funds on hand and, accordingly, the transaction is not subject to a financing contingency;

• the fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to the Company's shareholders, promptly, reducing the period of uncertainty during the pendency of the transactions on the Company's shareholders, employees and business partners and the fact that the completion of the Offer ultimately will be followed by a merger, in which, according to the explanation we have received from Purchaser and the Offer to Purchase,shareholders who do not tender their Shares in the Offer will receive the same cash price as the Offer Price;

• the fact that the Company's shareholders will not be obligated to tender their Shares in the Offer, and if they so desire, will be able to exercise dissenters' rights with respect to the Merger and demand payment of the fair value of their Shares under the MGBCL, subject to compliance with the applicable provisions of the MGBCL;

• the fact that the Company tested the market and solicited offers from third parties that make acquisition proposals;

• the Company Board's view that the terms of the Agreement as reviewed by the Company Board with its advisors, are advisable and fair to and in the best interests of the Company and the Company's shareholders;

• the Company's operating results will continue to be subject to risks of conditions or events outside the Company's control, such as global economic instability, and such uncertainties ultimately could have a material adverse effect upon the Company's results of operations or financial conditions and could negatively affect the Company's future value of the Company, and the offer allows shareholders to avoid risks and uncertainties about value;

• certain discussions and considerations that the Company has had regarding the commitment to retain most of the Company's employees;

• Purchaser's agreement to keep the Company's headquarters in Jefferson City, Missouri; and

•Purchaser’s expressed intentions to increase the Company’s sales, markets and sales force.

        The Company Board considered these potentially negative factors, among others, in reaching its recommendation:

• the fact that the Company's shareholders will receive cash pursuant to the Agreement, which will not afford them the opportunity to participate in any growth in the business of the combined company;

• the fact that an all-cash transaction would be taxable to the Company's shareholders that are U.S. persons for U.S. federal income tax purposes; and

•the restriction that the Agreement imposes on soliciting competing proposals that could inhibit competing bidders from making a bid.

        The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes all material reasons and factors considered.  In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer.

Intent to Tender.

        To the knowledge of the Company, after making reasonable inquiry, all of the Company's executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons.  The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted Share.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

None.

Item 6.    Interest in Securities of the Subject Company.

  No transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information.

Dissenters' Rights.

        No dissenters' rights are available in connection with the Offer. If the Merger is consummated, however, holders of Shares immediately prior to the Effective Time of the Merger who have not tendered their Shares in connection with the Offer will have certain rights under Section 351.447 and/or 351.455, as applicable, of the MGBCL to dissent from the transaction and to demand a payment in cash of the fair value of their Shares. Those shareholders who properly exercise their dissenters' rights with respect to such Shares pursuant to, and who comply in all respects with the procedures and the provisions of Section 351.447 and/or 351.455, as applicable, of the MGBCL will be entitled to receive a cash payment equal to such fair value of their Shares (plus accrued interest, if applicable) in accordance with Section 351.447 and/or 351.455, as applicable, of the MGBCL, unless and until such stockholder fails to perfect or withdraws or otherwise loses such stockholder's dissenters' rights, if applicable. Any determination of the fair value of the Shares could be based on considerations other than, or in addition to, the value of the consideration per Share ultimately delivered in the Offer or the market value of the Shares. The value so determined could be more or less than the Offer Price. If any stockholder who demands dissenters' rights under Section 351.447 and/or 351.455, as applicable, of the MGBCL effectively withdraws (in accordance with the MGBCL) or loses the right to dissent, then as of the later of the Effective Time of the Merger or the occurrence of such event, the dissenting Shares held by such dissenting stockholder shall be cancelled and converted into the right to receive the Offer Price in accordance with the Agreement.

        The foregoing summaries of Sections 351.447 and 351.455 of the MGBCL are qualified in their entirety by reference to Sections 351.447 and 351.455 of the MGBCL, respectively, copies of which are filed as Exhibits (e)(13) and (e)(14) to this Schedule 14D-9 and are incorporated herein by reference.

Anti-Takeover Statute.

        Sections 351.407 and 351.459 of the MGBCL may affect attempts to acquire control of the Company (the "Control Share Provision" and the "Interested Stockholder Provision," respectively). The Control Share Provision provides, among other things, that if "control shares" of an "issuing public corporation" acquired in a "control share acquisition," (that is, if shares of a corporation's voting stock are acquired in an acquisition which, but for the application of the Control Share Provision, would grant the holder of those shares (when combined with the vote of such holder's affiliates or group) the right to vote in an election of the directors a percentage of the total vote which exceeds certain thresholds described in the Control Share Provision), then the acquired shares shall only have the voting rights which are granted by the shareholders. The Control Share Provision will not apply to the Company because it has opted to be classified as an issuing public corporation by an amendment to its by-laws.

Regulatory Approvals.

Short-Form Merger.

        Under Section 351.447 of the MGBCL, if Purchaser acquires, pursuant to the Offer, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger through a short-form merger after consummation of the Offer without a vote by the Company's shareholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of not less than fifty percent (50%) of the outstanding Shares will be required under the Articles of Incorporation and the MGBCL to effect the Merger.

Merger Approval by Missouri Department of Insurance.

        The merger or acquisition of control of a Missouri-domiciled insurance company is subject to the prior approval of the Missouri Department of Insurance under Section 383.060 of Missouri Revised Statutes applicable to Insurance Holding Companies (“MRS”).  An acquisition of more than 10% of the voting securities of a Missouri domiciled insurer is presumed to be an acquisition of control.  On August 25, 2011, Trinity Life filed the necessary application with the Missouri Department of Insurance to authorized the acquisition of control of Family Benefit Life with respect to the acquisition of Shares from a single shareholder that resulted in the ownership of more than 10% of the issued and outstanding Shares.  The application was approved by the Director of the Missouri Department of Insurance on October 14, 2011.  The Merger also will require the approval of the Director of the Missouri Department of Insurance.

Forward-Looking Statements

        This document contains forward-looking statements within the meaning of the federal securities laws. The forward-looking statements contained in this document (generally identified by words or phrases indicating a projection or future expectation such as "assume," "believe," "can," "continue," "could," "depend," "estimate," "expect," "forecast," "future," "if," "intend," "may," "ongoing," "pending," "probable," "projected," "should," "subject to," "will," "would," or any grammatical forms of these words or other similar words) are based on the Company's current expectations and are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors.

Item 9.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 10, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent filed with the SEC on November 10, 2011).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent filed with the SEC on November 10, 2011).

(a)(1)(E)	Joint Press Release issued by the Company and Purchaser, dated November 10, 2011 (incorporated by reference to the Company's Form 8-K filed with the SEC on November 10, 2011).

(a)(1)(F)	Summary Advertisement published on November 10, 2011 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO of Purchaser filed with the SEC on November 10, 2011).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FAMILY BENEFIT LIFE INSURANCE COMPANY
By:	/s/ Ross A. Walquist
Name:	Ross A. Walquist
Title:	President

Dated: November 10, 2011